Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Changes to Board of Directors

BEIJING, November 20, 2019 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager primarily in China and in other countries, today announced changes to its Board of Directors of the Company (the "Board").

The Board welcomes the appointment of Dr. Shangrong Li as director. Dr. Li will serve as a member of the Investments Committee. Mr. Wells Tian will resign as director of the Board, and from his roles on the Nominating and Corporate Governance Committee and the Compensation Committee, to pursue other opportunities.

Dr. Shangrong Li is currently the president of Xinyuan (China) Real Estate Co., Ltd., in charge of the company’s overall operation and management. He was the vice president of JD Digits, the digital technology business unit under JD.com, one of the China's largest online retailer. Dr. Li previously held various senior positions at China Construction Bank (CCB), including president of Henan branch and Gansu branch, general manager of production innovation department, and roles in management at CCB headquarters.

Mr. Yong Zhang, Xinyuan's Chairman, commented, "On behalf of the board, I welcome Dr. Shangrong Li to our Board. We believe Dr. Li’s extensive experience of management in finance and technology will lead us pursuit of our strategic, long-term growth goals. Meanwhile, we would like to thank Mr. Tian for his services to Xinyuan. His expertise and counsel have contributed to our success, and we wish him the best in his future endeavors.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director

Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

ICR, LLC
Mr. William Zima
In U.S.: +1-646-308-1472
In China: +86 (10) 6583-7511
Email: William.zima@icrinc.com

Media:
Mr. Edmond Lococo
In China: +86 (10) 6583-7510
Email: Edmond.Lococo@icrinc.com